Mail Stop 3561

July 22, 2008

Mr. David A. Levin, Chief Executive Officer
Casual Male Retail Group, Inc.
555 Turnpike Street
Canton, MA 02021

>   **Re: Casual Male Retail Group, Inc**.
>   **Form 10-K for Fiscal Year Ended February 2, 2008**
>   **File No. 000-15898**

Dear Mr. Levin:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Tia Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel and
                    Health Care Services